UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12B-25

                                          Commission File Number: 000-31359
                                                                 ----------

                        NOTIFICATION OF LATE FILING


(Check One):
[X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR For Period Ended: December 31, 2001
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended: _________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                   PART I
                           REGISTRANT INFORMATION

CORECOMM LIMITED
Full Name of Registrant

Former Name if Applicable

110 EAST 59TH STREET
Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10022
City, State and Zip Code


                                  PART II
                           RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the
[X] subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                  PART III
                                 NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is in the process of gathering and preparing the information necessary to prepare its Form 10-K. Due to the recapitalization transactions and the impairment analysis in accordance with SFAS No. 121, the full resources of the Registrant and the Registrant's auditors have been severely strained. As a result, it has not been possible to complete the necessary work in time for filing the Form 10-K by April 1, 2002 without unreasonable effort or expense.


                                  PART IV
                             OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Michael A. Peterson                 (212) 906-8485
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      (Name)                              (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes           [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
      See attachment.

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                          CORECOMM LIMITED
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            (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2002                         By:  /s/ Michael A. Peterson
                                                 -----------------------
                                            Name:  Michael A. Peterson
                                            Title: Executive Vice President,
                                                   Chief Operating Officer
                                                   and Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                 ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



                                 ATTACHMENT

                                  PART IV
                             OTHER INFORMATION

The Registrant expects a significant write-down of the carrying value of certain assets, including goodwill, in accordance with U.S. GAAP. The Registrant anticipates an estimated net loss of $226 million for the fourth quarter of 2001 and an estimated net loss of $620 million for the full year 2001. This compares to a net loss of $141 million for the fourth quarter of 2000 and a net loss of $314 million for the full year 2000.